

New Issue Term Sheet

Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OC2 Trust

WaMu Asset Acceptance Corp.
Depositor

Washington Mutual Mortgage Securities Corp.
Sponsor

Washington Mutual Bank
Servicer

LaSalle Bank National Association
Trustee and Supplemental Interest Trust Trustee

WaMu Capital Corp.
Lead Manager

June 12, 2007

Closing Date	**June 27, 2007**
Investor Settlement Date	**June 27, 2007**
First Distribution Date	**July 25, 2007**
Cut-Off Date	**June 1, 2007**



Important Notice About Information Presented in this
Preliminary Term Sheet

The securities described in this preliminary term sheet may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should carefully consider the risks of these securities.

We do not intend that there be any sale of the securities discussed in this preliminary term sheet in any state in which such offer or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state.

The issuer has filed a registration statement (including a prospectus) on Form S-3 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

We will provide information to you about the offered certificates in two separate documents that progressively provide more detail: (a) a prospectus, which provides general information, some of which may not apply to your series of certificates, and (b) the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series OC free writing prospectus, along with this preliminary term sheet, describes more specifically the terms of your series of certificates. This preliminary term sheet does not contain all of the information that is required to be included in the prospectus and the prospectus supplement that will be prepared for your series of certificates. The information in this preliminary term sheet is subject to completion or change. The information in this preliminary term sheet supersedes information contained in any prior term sheet relating to these securities prior to the time of your commitment to purchase. To understand the terms of the offered certificates, read carefully this entire preliminary term sheet and the prospectus and the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series OC free writing prospectus we will provide you. You may obtain a copy of the prospectus and the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series OC free writing prospectus by contacting WaMu Capital Corp. at 1-800-667-9569.

THE DATA DESCRIBING THE MORTGAGE POOL IN THIS PRELIMINARY TERM SHEET REFLECTS THE PRELIMINARY CHARACTERISTICS OF THE MORTGAGE POOL AS OF THE CUT-OFF DATE, WHICH IS 6/01/07. THE PROSPECTUS SUPPLEMENT THAT WILL BE PREPARED FOR THIS TRANSACTION WILL REFLECT THE FINAL MORTGAGE POOL DATA AS OF THE CUT-OFF DATE. ONCE AVAILABLE, A FINAL PROSPECTUS AND PROSPECTUS SUPPLEMENT MAY BE OBTAINED WITHOUT CHARGE BY CONTACTING WAMU CAPITAL CORP AT 1-800-667-9569.

This preliminary term sheet is being delivered to you solely to provide you with information about the offering of the mortgage-backed securities referred to in this preliminary term sheet. The mortgage-backed securities referred to in this preliminary term sheet are being offered when, as and if issued. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this preliminary term sheet. If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

Description of Certificates

	Principal Amount (Approx.) [1] [3]	WAL (Years) [2]	Prin Window (Months) [2]	Certificate Interest Rate	Tranche Type	Expected Ratings S&P/Moody's
A-1	$191,800,000	1.00	07/07 - 06/09	Variable [4]	Senior	AAA/Aaa
A-2	114,200,000	3.00	06/09 - 12/11	Variable [5]	Senior	AAA/Aaa
A-3	78,026,000	5.99	12/11 - 02/14	Variable [6]	Senior	AAA/Aaa
A-4	31,442,000	2.61	07/07 - 02/14	Variable [7]	Senior/ Snr.Mezz	AAA/Aaa
A-5	31,442,000	2.61	07/07 - 02/14	Variable [8]	Senior/Jnr. Mezz	AAA/Aaa
M-1	8,400,000	4.56	08/10 - 02/14	Variable [9]	Subordinate	AA+/Aa1
M-2	4,320,000	4.56	08/10 - 02/14	Variable [10]	Subordinate	AA/Aa2
M-3	3,120,000	4.56	07/10 - 02/14	Variable [11]	Subordinate	AA/Aa3
M-4	5,040,000	4.54	07/10 - 02/14	Variable [12]	Subordinate	A+/A2
B-1	2,880,000	4.54	07/10 - 02/14	Variable [13]	Subordinate	A-/Baa1
B-2	2,400,000	4.51	07/10 - 02/14	Variable [14]	Subordinate	BBB+/Baa2
R	100	N/A	N/A	N/A	Senior/Residual	AAA/Aaa
C	N/A	Not Offered Hereby		N/A	Subordinate	NR
PPP	N/A [15]	Not Offered Hereby		N/A [15]	Prepay Penalty	NR

(1) Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.

(2) WAL and Payment Windows for the Offered Certificates are shown based on the Pricing Prepayment Speed (as defined herein) and assuming the Optional Termination is exercised at the earliest Clean-Up Call Option Date.

(3) Credit support for the Certificates will be provided through subordination, fully funded overcollateralization of approximately 1.45% and excess spread.

(4) The Class A-1 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus 0.100% (the floating rate margin will be 2 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(5) The Class A-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus 0.190% (the floating rate margin will be 2 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(6) The Class A-3 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus 0.310% (the floating rate margin will be 2 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(7) The Class A-4 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus 0.220% (the floating rate margin will be 2 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(8) The Class A-5 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus 0.280% (the floating rate margin will be 2 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(9) The Class M-1 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus 0.400% (the floating rate margin will be 1.5 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.


(10) The Class M-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus 0.500% (the floating rate margin will be 1.5 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(11) The Class M-3 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus 0.600% (the floating rate margin will be 1.5 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(12) The Class M-4 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus 1.350% (the floating rate margin will be 1.5 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(13) The Class B-1 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus 1.750% (the floating rate margin will be 1.5 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(14) The Class B-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus 1.750% (the floating rate margin will be 1.5 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(15) The Class PPP Certificates will not receive principal or interest. The Class PPP Certificates will have a notional balance; however, the Class PPP Certificates will not accrue interest on their notional balance. The Class PPP notional amount will equal the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date. The Class PPP Certificates will be entitled to receive prepayment penalty payments, with respect to voluntary full prepayments, remitted to the trust for certain Mortgage Loans.



Transaction Summary

Depositor:	WaMu Asset Acceptance Corp. ("**WAAC**").
Trust:	Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OC2 Trust.
Servicer:	Washington Mutual Bank ("**WMB**").
Lead Manager:	WaMu Capital Corp.
Trustee and Supplemental Interest Trust Trustee:	LaSalle Bank National Association.
Delaware Trustee:	Christiana Bank & Trust Company.
Swap Counterparty:	ABN AMRO Bank N.V.
Rating Agencies:	It is anticipated that the Offered Certificates will be rated by Moody's and Standard & Poor's and assigned the credit ratings described herein.
Cut-off Date:	June 1, 2007.
Pricing Date:	June 19, 2007.
Closing Date:	June 27, 2007.
Servicing Fee:	For (a) the Mortgage Loans which have initial rate adjustments occurring approximately 5 years or earlier after the first payment date of such Mortgage Loan, 0.375% per annum and (b) all other Mortgage Loans, 0.250 % per annum (plus, in the case of certain Mortgage Loans with lender paid primary mortgage insurance, the amount of the monthly portion of the applicable insurance premium required to be paid at origination, even if no longer required to be paid), with a weighted average for the first Distribution Date of approximately 0.351% per annum.
Distribution Date:	The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in July 2007.
Due Period:	With respect to any Distribution Date, the calendar month immediately preceding such Distribution Date.
Due Date:	The first day of any calendar month.
Class A Certificates:	Classes A-1, A-2, A-3, A-4 and A-5.
Class M Certificates:	Classes M-1, M-2, M-3 and M-4.
Class B Certificates:	Classes B-1 and B-2.
Senior Certificates:	Class A and Class R Certificates.
Subordinate Certificates:	Class M, Class B and Class C Certificates.
Certificates:	Senior Certificates, Subordinate Certificates and Class PPP Certificates.


WaMu Capital Corp.
A Washington Mutual, Inc. Company

Offered Certificates:	Class A, Class R, Class M, and Class B Certificates.
Non-Offered Certificates:	Class C and Class PPP Certificates.
Registration:	Each class of Offered Certificates will initially be represented by a single Certificate registered in the name of Cede & Co., a nominee of The Depository Trust Company, New York, New York.
Federal Tax Treatment:	For federal income tax purposes, one or more REMIC elections will be made with respect to the Trust. For federal tax income purposes, the Offered Certificates (other than the Class R Certificates) will represent ownership of regular interests, coupled with an interest in a limited recourse notional principal contract (as described under "Material Federal Income Tax Consequences—Special Tax Considerations Applicable to the Swap OC Certificates" in the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series OC free writing prospectus). The Class R Certificates will represent ownership of a residual interest for federal income tax purposes.
SMMEA Treatment:	The Class A, Class M-1, Class M-2 and Class M-3 Certificates are expected to constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("**SMMEA**").
ERISA Eligibility:	The Offered Certificates (other than the Class R Certificates) are expected to be eligible for purchase by a person investing assets of employee benefit plans or individual retirement accounts (each, a **"Plan Investor"**); however, they may not be acquired or held by a Plan Investor before the termination of the swap agreement, unless such acquisition or holding is eligible for the exemptive relief available under Section 408(b)(17) of ERISA or one of the investor-based class exemptions described in the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series OC free writing prospectus under "ERISA Considerations." Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class R Certificates are not expected to be eligible for purchase by Plan Investors.
Optional Termination:	The terms of the transaction allow for an optional termination of the Trust which may be exercised once the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (a "**Clean-Up Call Option Date**").
Day Count:	Actual/360.
Interest Accrual Period:	The interest accrual period for a given Distribution Date will be the period beginning on the previous Distribution Date (or, in the case of the first Distribution Date, the Investor Settlement Date) and ending on the day prior to such Distribution Date.
Delay Days:	0 day delay.
Pricing Prepayment Speed:	100% PPC, which assumes 12% CPR in month 1, an additional 1/11th of 18% CPR for each month thereafter, building to 30% CPR in month 12 and remaining constant at 30% CPR from month 12 and thereafter.



WaMu Capital Corp.

A Washington Mutual, Inc. Company

Settlement: The Offered Certificates settle flat. The Investor Settlement Date is June 27, 2007.

Compensating Interest: Compensating interest paid by the Servicer with respect to the Mortgage Loans will equal the least of (a) any shortfall for the previous month in interest collections resulting from the timing of payoffs on the Mortgage Loans made from the 15th day of the calendar month before the Distribution Date to the last day of such month, (b) the sum of 1/12 of 0.050% of the aggregate Stated Principal Balance of such Mortgage Loans, any reinvestment income realized by the Servicer relating to payoffs on the Mortgage Loans made during the prepayment period, and interest payments on the payoffs received during the period of the 1st day through the 14th day of the month of the Distribution Date, as applicable and (c) 1/12 of 0.125% of the aggregate Stated Principal Balance of the Mortgage Loans.

Mortgage Loans: The Mortgage Loans consist of Alt-A, adjustable rate, first lien residential mortgage loans with original terms to maturity of not more than 30 years. The Mortgage Loans are indexed to either Six-Month LIBOR or One-Year LIBOR and have initial rate adjustments occurring approximately 2, 3, 5, 7 or 10 years after the first payment date of each such Mortgage Loan. As of the Cut-off Date, approximately 92.5% of the Mortgage Loans are scheduled to pay only interest during an initial period specified in the related mortgage note and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining term.

As of the Cut-off Date, the aggregate principal balance of the Mortgage Loans is approximately $480,031,147, subject to an increase or decrease of up to 10%. It is expected that the characteristics of the Mortgage Loans on the closing date will be substantially similar to the characteristics of the Mortgage Loans described herein. The initial principal balance of any of the Offered Certificates on the Closing Date is subject to an increase or decrease of up to 10% from the amounts shown herein.

Originator Concentrations	Approx %
Washington Mutual Bank	59.5%
GreenPoint Mortgage Funding, Inc.*	24.3%
All Other Originators Less Than 10%	

* Please see Exhibit A to this
Preliminary Term Sheet for a description
of GreenPoint Mortgage Funding, Inc.

Stated Principal Balance: For any Mortgage Loan for any date of determination, its principal balance as of the Cut-Off Date, after application of all scheduled principal payments due on or before the Cut-Off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificateholders with respect to that Mortgage Loan on or before that date of determination, and as further reduced by the amount of any realized loss on that Mortgage Loan allocable to principal incurred in any calendar month prior to the month of the date of determination (except, if the date of determination is earlier in the month than the Distribution Date, for the immediately preceding calendar month).


WaMu Capital Corp.
A Washington Mutual, Inc. Company

Servicer Advances:	The Servicer will advance principal and interest provided the Servicer determines the advance is recoverable from future payments.
Excess Spread:	The initial weighted average net coupon of the mortgage pool will be greater than the interest payments on the Certificates, resulting in excess cash flow calculated in the following manner based on the collateral as of the Cut-off Date.

Gross WAC:	6.8605%
Less Initial Servicing Fee:	0.3515%
Net WAC:	6.5090%
Less Initial Certificate Coupon (Approx.) [1]:	5.5403%
Less Initial Swap Outflow [1]:	0.1594%
Initial Excess Spread:	0.8093%

[1] Assumes initial bond coupons based on one-month LIBOR equal to 5.320% and swap strike rate of 5.500%. This amount will vary on each Distribution Date based on changes to one-month LIBOR, the principal balance of each certificate outstanding and day count.

Pass-Through Rate:	The "**Pass-Through Rate**" with respect to each Mortgage Loan is equal to the mortgage rate less the Servicing Fee.
Weighted Average Pass-Through Rate:	For any Distribution Date, the weighted average of the Pass-Through Rates on the Mortgage Loans as of the second preceding Due Date.
Net WAC Cap:	For any Distribution Date, the percentage equivalent of a fraction, (1) the numerator of which is equal to (a) interest accrued on the Mortgage Loans at the Weighted Average Pass-Through Rate for such Distribution Date, *minus* (b) the sum of any Net Swap Payment owed to the Swap Counterparty and any Swap Termination Payment (other than certain Swap Termination Payments resulting from an event of default by, or certain termination events with respect to, the Swap Counterparty) owed to the Swap Counterparty for such Distribution Date, *plus* (c) any Net Swap Payment received from the Swap Counterparty for such Distribution Date, and (2) the denominator of which is equal to the product of (a) the actual number of days in the related Interest Accrual Period divided by 360 and (b) the aggregate principal balance of the Mortgage Loans as of the second preceding Due Date.
Credit Enhancement:	Credit enhancement consists of the following: 1) Net Monthly Excess Cashflow; 2) Overcollateralization Amount; and 3) Subordination. Net Swap Payments received from the Swap Counterparty may be available as an additional form of credit enhancement.
Accrued Certificate Interest:	For each class of Certificates and any Distribution Date, interest will accrue during the related Interest Accrual Period on the related Class Certificate balance immediately prior to such Distribution Date at the related Certificate Interest Rate as reduced by that class' share of net prepayment interest shortfalls



and any shortfalls resulting from the application of the Servicemembers Civil Relief Act or any similar state statutes.

Interest Remittance Amount: For any Distribution Date, the portion of funds available for distribution on such Distribution Date attributable to interest received or advanced on the Mortgage Loans, less the Servicing Fee.

Principal Remittance Amount: For any Distribution Date, the sum of:

(i)   all scheduled payments of principal due during the related Due Period and received by the Servicer on or prior to the related determination date or advanced by the Servicer on the related remittance date;

(ii)   the principal portion of all partial prepayments received during the month prior to the month during which such Distribution Date occurs and all full prepayments received from the 15th day of the prior month through the 14th day of the month during which such Distribution Date occurs;

(iii)   the principal portion of all net liquidation proceeds, net condemnation proceeds and net insurance proceeds received during the month prior to the month during which such Distribution Date occurs;

(iv)   the principal portion of the repurchase price for any repurchased Mortgage Loans that were repurchased during the prior calendar month;

(v)   the principal portion of substitution adjustments received in connection with the substitution of a Mortgage Loan that was substituted during the prior calendar month; and

(vi)   the principal portion of the termination price if the Optional Termination is exercised.

Principal Distribution Amount: On any Distribution Date, the sum of (i) the Basic Principal Distribution Amount and (ii) the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: On any Distribution Date, the excess of (i) the aggregate Principal Remittance Amount over (ii) the Overcollateralization Excess Amount, if any.

Extra Principal Distribution Amount: For any Distribution Date, the lesser of (i) the excess, if any, of (x) the Interest Remittance Amount for such Distribution Date, over (y) the aggregate interest payable on the Offered Certificates and amounts payable to the Supplemental Interest Trust from the Interest Remittance Amount on such Distribution Date pursuant to the interest waterfall described below in "Distributions—Interest Distributions" and (ii) the Overcollateralization Deficiency Amount for such Distribution Date.

Overcollateralization



WaMu Capital Corp.
A Washington Mutual, Inc. Company

Deficiency Amount: For any Distribution Date will be equal to the amount, if any, by which (x) the Targeted Overcollateralization Amount for such Distribution Date exceeds (y) the Overcollateralization Amount for such Distribution Date, in each case calculated for this purpose after giving effect to the reduction on such Distribution Date of the aggregate principal balance of the Offered Certificates resulting from the payment of the Basic Principal Distribution Amount on such Distribution Date, and after giving effect to the reduction of the principal balances of the Mortgage Loans as a result of losses incurred in the prior calendar month, but prior to giving effect to the allocation of any losses to the Certificates on such Distribution Date.

Overcollateralization
Excess Amount: For any Distribution Date, will equal the excess, if any, of (i) the Overcollateralization Amount over (ii) the Targeted Overcollateralization Amount for such Distribution Date, in each case calculated for this purpose after giving effect to the reduction on such Distribution Date of the aggregate principal balance of the Offered Certificates that would result if 100% of the Principal Remittance Amount were applied as a principal payment on such Distribution Date to the Offered Certificates, and after giving effect to the reduction of the principal balances of the Mortgage Loans as a result of losses incurred in the prior calendar month, but prior to giving effect to the allocation of any losses to the Certificates on such Distribution Date.

Targeted
Overcollateralization
Amount: For any Distribution Date (i) prior to the Stepdown Date, 1.45% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date; (ii) on or after the Stepdown Date and for which a Trigger Event has not occurred, the greater of (a) the lesser of (x) 1.45% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date and (y) 2.90% of the aggregate principal balance of the Mortgage Loans for such Distribution Date, or (b) the OC Floor; and (iii) on or after the Stepdown Date for which a Trigger Event has occurred and is continuing, the Targeted Overcollateralization Amount for the Distribution Date immediately preceding such Distribution Date.

Net Monthly
Excess Cashflow: For any Distribution Date, the amount of available funds for such Distribution Date (other than any amounts received from the Swap Counterparty) remaining after making all payments to the Offered Certificates and the Supplemental Interest Trust pursuant to the interest and principal waterfalls described below in "Distributions—Interest Distributions" and "—Principal Distributions".

Overcollateralization
Amount: For any Distribution Date, will equal (i) the aggregate principal balance of the Mortgage Loans reduced by (ii) the aggregate principal balance of the Offered Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 1.45% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date.

OC Floor For any Distribution Date, 0.35% of the aggregate principal balance of the mortgage loans as of the Cut-Off Date.

Mortgage Insurance: As of the Cut-Off Date, all of the mortgage loans with LTV's greater than 80% are covered by mortgage insurance, unless indicated otherwise.


WaMu Capital Corp.
A Washington Mutual, Inc. Company

Stepdown Date: The earlier to occur of:
(i) the Distribution Date immediately following the Distribution Date on which the aggregate Class Principal Balance of the Class A Certificates has been reduced to zero; and
(ii) the later to occur of
     a. the Distribution Date occurring in July 2010; and
     b. the first Distribution Date on which the Senior Credit Enhancement Percentage is greater than or equal to approximately 13.80%.

Class	Initial Subordination	Total Subordination at Stepdown
A	6.90%	13.80%
M-1	5.15%	10.30%
M-2	4.25%	8.50%
M-3	3.60%	7.20%
M-4	2.55%	5.10%
B-1	1.95%	3.90%
B-2	1.45%	2.90%

Trigger Event: A Trigger Event is in effect on any Distribution Date if (i) on that Distribution Date the 60 day+ rolling average equals or exceeds [40.00]% of the Senior Credit Enhancement Percentage (the 60 day+ rolling average will equal the rolling 3 month average percentage of Mortgage Loans that are 60 or more days delinquent, including loans in foreclosure, all REO Property and Mortgage Loans where the mortgagor has filed for bankruptcy) or (ii) the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the immediately preceding calendar month divided by the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date (the "**Cumulative Realized Loss Percentage**") exceeds the amounts set forth below:



WaMu Capital Corp.

A Washington Mutual, Inc. Company

Distribution Date	Percentage
July 2009 through June 2010	0.20% for the first month plus an additional $1/12^{th}$ of 0.35% for each month thereafter
July 2010 through June 2011	0.55% for the first month plus an additional $1/12^{th}$ of 0.35% for each month thereafter
July 2011 through June 2012	0.90% for the first month plus an additional $1/12^{th}$ of 0.40% for each month thereafter
July 2012 through June 2013	1.30% for the first month plus an additional $1/12^{th}$ of 0.25% for each month thereafter
July 2013 and thereafter	1.55%

Sequential
Trigger Event: A Sequential Trigger Event is in effect on any Distribution Date if (i) for any Distribution Date before July 2009, the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the immediately preceding calendar month divided by the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date exceeds 0.50% or (ii) for any Distribution Date in or after July 2009, a Trigger Event is in effect on that Distribution Date.

Senior Credit
Enhancement Percentage: The "**Senior Credit Enhancement Percentage**" for any Distribution Date is equal to (i) the excess of (a) the aggregate Stated Principal Balance of the Mortgage Loans on such Distribution Date over (b) the aggregate Class Principal Balance of the Class A Certificates on such Distribution Date (calculated for this purpose after giving effect to all distributions on such Distribution Date in reduction of the Class Principal Balances of the Class A Certificates, up to an amount equal to the Class A Principal Distribution Amount for such Distribution Date), divided by (ii) the aggregate Stated Principal Balance of the Mortgage Loans on such Distribution Date.

Basis Risk Carry
Forward Amount: As to any Distribution Date, the Basis Risk Carry Forward Amount for each class of Offered Certificates will equal the sum of:
   (i)   the excess, if any, of interest that would have accrued on such class at the related Certificate Interest Rate (without regard to the Net WAC Cap) over interest due on such class at a rate equal to the Net WAC Cap;
   (ii)   any Basis Risk Carry Forward Amount for such class remaining unpaid from prior Distribution Dates; and
   (iii) interest on the amount in clause (ii) at the related Certificate Interest Rate for such class (without regard to the Net WAC Cap).

Class A Principal
Distribution Amount: Will be an amount equal to the excess of (x) the aggregate Class Principal Balance of the Class A Certificates immediately prior to such Distribution Date


over (y) the lesser of (A) the product of (i) 86.20% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date and (B) the excess, if any, of the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date over the OC Floor.

Class M-1 Principal Distribution Amount: Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date) and (B) the Class Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) 89.70% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date over the OC Floor.

Class M-2 Principal Distribution Amount: Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the Class Principal Balance of the Class M-1 Certificates (after taking into account any payment of the Class M-1 Principal Distribution Amount on such Distribution Date), and (C) the Class Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) 91.50% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date over the OC Floor.

Class M-3 Principal Distribution Amount: Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the aggregate Class Principal Balance of the Class M-1 and Class M-2 Certificates (after taking into account any payment of the Class M-1 and Class M-2 Principal Distribution Amounts on such Distribution Date), and (C) the Class Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) 92.80% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date over the OC Floor.

Class M-4 Principal Distribution Amount: Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the aggregate Class Principal Balance of the Class M-1, Class M-2, and Class M-3 Certificates (after taking into account any payment of the Class M-1, Class M-2, and Class M-3 Principal Distribution Amounts on such Distribution Date), and (C) the Class Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) 94.90% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date over the OC Floor.


WaMu Capital Corp.
A Washington Mutual, Inc. Company

Class B-1 Principal Distribution Amount:	Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the aggregate Class Principal Balance of the Class M Certificates (after taking into account any payment of the Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date), and (C) the Class Principal Balance of the Class B-1 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) 96.10% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date over the OC Floor.
Class B-2 Principal Distribution Amount:	Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the aggregate Class Principal Balance of the Class M and Class B-1 Certificates (after taking into account any payment of the Class M-1, Class M-2, Class M-3, Class M-4 and Class B-1 Principal Distribution Amounts on such Distribution Date), and (C) the Class Principal Balance of the Class B-2 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) 97.10% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date over the OC Floor.
Swap Agreement:	The Certificates will have the benefit of a swap agreement with an initial swap notional amount of approximately $455,445,000. The swap notional amount will amortize in accordance with a swap schedule as specified herein. Under the swap agreement, on each Distribution Date prior to the termination of the swap agreement, the Supplemental Interest Trust will be obligated to pay to the Swap Counterparty an amount equal to a per annum rate of 5.500% (on a 30/360 basis) on the swap notional amount (the **"Fixed Swap Payment"**), and the Swap Counterparty will be obligated to pay to the Supplemental Interest Trust an amount equal to a per annum rate of one-month LIBOR (on an actual/360 basis) on the swap notional amount (the **"Floating Swap Payment"**). Only the net amount of the two obligations (the **"Net Swap Payment"**) will be paid by the appropriate party. To the extent that the Fixed Swap Payment exceeds the Floating Swap Payment on any Distribution Date, amounts otherwise available to certificateholders will be applied to make a Net Swap Payment to the Swap Counterparty. To the extent that the Floating Payment exceeds the Fixed Payment on any Distribution Date, the Swap Counterparty will be required to make a Net Swap Payment to the Supplemental Interest Trust. See the Swap Schedule below.
	In addition, in the event of an early termination of the swap agreement, the Supplemental Interest Trust or the Swap Counterparty may be required to make a swap termination payment (a **"Swap Termination Payment"**) to the other party (regardless of which party has caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the swap agreement. In the event that the Supplemental Interest Trust is required to make a Swap Termination Payment to the Swap Counterparty, that amount will be paid by the Supplemental Interest Trust on the related Distribution Date and on any subsequent Distribution Date until paid in full, prior to any distributions to the Offered Certificates, except for certain Swap



Termination Payments resulting from an event of default by, or certain termination events with respect to, the swap counterparty which will be paid pursuant to clause (9) under "Distributions—Allocation of Funds in the Supplemental Interest Trust" below.



WaMu Capital Corp.
A Washington Mutual, Inc. Company

SWAP SCHEDULE

DISTRIBUTION PERIOD	DISTRIBUTION DATE	NOTIONAL SCHEDULE	DISTRIBUTION PERIOD	DISTRIBUTION DATE	NOTIONAL SCHEDULE
1	7/25/07	$455,445,000.00	41	11/25/10	$125,089,834.93
2	8/25/07	445,929,956.79	42	12/25/10	120,780,201.96
3	9/25/07	436,805,205.63	43	1/25/11	117,163,967.87
4	10/25/07	426,969,528.70	44	2/25/11	113,940,288.74
5	11/25/07	418,372,728.64	45	3/25/11	111,182,722.59
6	12/25/07	408,138,015.33	46	4/25/11	108,498,480.60
7	1/25/08	398,921,398.09	47	5/25/11	105,076,013.94
8	2/25/08	390,112,359.18	48	6/25/11	101,376,450.97
9	3/25/08	382,186,871.37	49	7/25/11	97,474,497.52
10	4/25/08	374,132,599.70	50	8/25/11	93,547,514.56
11	5/25/08	363,280,128.48	51	9/25/11	89,884,934.59
12	6/25/08	351,428,576.15	52	10/25/11	85,996,185.45
13	7/25/08	338,133,429.58	53	11/25/11	82,925,605.49
14	8/25/08	325,411,884.80	54	12/25/11	77,764,866.44
15	9/25/08	313,359,551.41	55	1/25/12	72,416,097.92
16	10/25/08	301,581,216.48	56	2/25/12	64,667,122.17
17	11/25/08	292,360,943.65	57	3/25/12	51,995,555.18
18	12/25/08	282,195,528.87	58	4/25/12	45,086,422.03
19	1/25/09	273,873,324.52	59	5/25/12	32,313,391.81
20	2/25/09	266,483,495.57	60	6/25/12	22,604,782.84
21	3/25/09	259,321,856.72	61	7/25/12	20,767,413.17
22	4/25/09	252,981,319.74	62	8/25/12	19,739,457.35
23	5/25/09	245,228,605.68	63	9/25/12	18,796,380.09
24	6/25/09	237,090,798.83	64	10/25/12	17,854,601.74
25	7/25/09	228,271,127.36	65	11/25/12	17,116,509.65
26	8/25/09	219,801,807.06	66	12/25/12	16,316,890.22
27	9/25/09	211,915,156.56	67	1/25/13	15,649,899.76
28	10/25/09	204,017,081.43	68	2/25/13	15,057,254.54
29	11/25/09	197,687,642.64	69	3/25/13	14,552,298.62
30	12/25/09	190,847,542.25	70	4/25/13	14,063,747.65
31	1/25/10	184,078,235.40	71	5/25/13	13,440,087.92
32	2/25/10	178,244,233.62	72	6/25/13	12,786,840.44
33	3/25/10	167,759,092.22	73	7/25/13	12,081,103.80
34	4/25/10	162,537,977.65	74	8/25/13	11,424,185.96
35	5/25/10	157,017,450.20	75	9/25/13	10,801,406.53
36	6/25/10	150,123,398.08	76	10/25/13	10,105,082.90
37	7/25/10	144,491,731.31	77	11/25/13	9,603,382.77
38	8/25/10	139,108,343.07	78	12/25/13	9,039,116.54
39	9/25/10	134,090,417.24	79	1/25/14	8,444,644.01
40	10/25/10	129,059,250.83	80	2/25/14	7,733,606.06
			81	3/25/14 and thereafter	0.00



WaMu Capital Corp.
A Washington Mutual, Inc. Company

Realized Loss:	With respect to a defaulted Mortgage Loan that is liquidated, an amount equal to the portion of the principal balance remaining unpaid after the application of all liquidation proceeds, insurance proceeds and condemnation awards, net of amounts reimbursable to the Servicer for the related advances and the applicable servicing fee in respect to such Mortgage Loan.
Allocation of Realized Losses:	Realized losses on the Mortgage Loans will first reduce the portion of Net Monthly Excess Cashflow available for distribution after giving effect to the distribution under clause (1) under "Distributions—Allocation of Net Monthly Excess Cashflow" below and then will reduce the Overcollateralization Amount. If the Overcollateralization Amount has been reduced to zero, then realized losses will be allocated (a) first, to the Subordinate Certificates (other than the Class C Certificates) in reverse order of priority, in each case, until their Class Principal Balances have been reduced to zero, (b) second, to the Class A-5 Certificates, until their Class Principal Balance has been reduced to zero, (c) third, to the Class A-4 Certificates, until their Class Principal Balance has been reduced to zero, and (d) fourth, to the Class A-1, Class A-2 and Class A-3 Certificates, pro rata, until their Class Principal Balances have been reduced to zero.
	On each Distribution Date, if the aggregate Class Principal Balance of all outstanding classes of Offered Certificates exceeds the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to distributions of principal and the allocation of all realized losses to those certificates on that Distribution Date), that excess will be deemed a principal loss and will be allocated to the Certificates (other than the Class C Certificates) then outstanding in the same order of priority as described in the immediately preceding paragraph.

Distributions

Interest Distributions

On each Distribution Date, interest distributions from the Interest Remittance Amount will be distributed, sequentially, as follows:

1. first, to the Supplemental Interest Trust, any Net Swap Payments owed to the Swap Counterparty and any Swap Termination Payment (other than certain Swap Termination Payments resulting from an event of default by, or certain termination events with respect to, the Swap Counterparty) owed to the Swap Counterparty;

2. second, to the Senior Certificates, pro rata, their Accrued Certificate Interest and their unpaid Accrued Certificate Interest, if any, from prior Distribution Dates;

3. third, to the Class M-1 Certificates, their Accrued Certificate Interest;

4. fourth, to the Class M-2 Certificates, their Accrued Certificate Interest;

5. fifth, to the Class M-3 Certificates, their Accrued Certificate Interest;



WaMu Capital Corp.

A Washington Mutual, Inc. Company

6. sixth, to the Class M-4 Certificates, their Accrued Certificate Interest;

7. seventh, to the Class B-1 Certificates, their Accrued Certificate Interest; and

8. eighth, to the Class B-2 Certificates, their Accrued Certificate Interest.

Principal Distributions

On each Distribution Date (a) prior to the applicable Stepdown Date or (b) on or after the applicable Stepdown Date and on which a Trigger Event is in effect, distributions in respect of principal to the extent of the Basic Principal Distribution Amount will be distributed, sequentially, in the following order of priority:

1. first, to the holders of the Class R Certificates, until the Class R Principal Balance has been reduced to zero;

2. second, until the aggregate Class Principal Balance of the Class A Certificates has been reduced to zero:

(A) if a Sequential Trigger Event is not in effect on that Distribution Date, concurrently, pro rata according to Class Principal Balance (or with respect to clause (1), aggregate Class Principal Balance) of the certificates described in each of clause (1), (2) and (3) below, as follows:

(1)   to the Class A-1, Class A-2 and Class A-3 Certificates, sequentially, in that order, until the Class A-1, Class A-2 and Class A-3 Principal Balances have been reduced to zero;

(2)   to the Class A-4 Certificates, until the Class A-4 Principal Balance has been reduced to zero;

(3)   to the Class A-5 Certificates, until the Class A-5 Principal Balance has been reduced to zero; or

(B) if a Sequential Trigger Event is in effect on that Distribution Date, sequentially, to the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, in that order, until the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-5 Principal Balances have been reduced to zero;

3. third, sequentially, in the following order of priority:

a. first, to the holders of the Class M-1 Certificates, until the Class Principal Balance thereof has been reduced to zero;

b. second, to the holders of the Class M-2 Certificates, until the Class Principal Balance thereof has been reduced to zero;

c. third, to the holders of the Class M-3 Certificates, until the Class Principal Balance thereof has been reduced to zero;

d. fourth, to the holders of the Class M-4 Certificates, until the Class Principal Balance thereof has been reduced to zero;


e. fifth, to the holders of the Class B-1 Certificates, until the Class Principal Balance thereof has been reduced to zero; and

f. sixth, to the holders of the Class B-2 Certificates, until the Class Principal Balance thereof has been reduced to zero.

On each Distribution Date (a) on or after the applicable Stepdown Date and (b) on which a Trigger Event is not in effect, distributions in respect of principal to the extent of the Basic Principal Distribution Amount will be distributed, sequentially, in the following amounts and order of priority:

1. first, an amount, up to the Class A Principal Distribution Amount, concurrently, pro rata according to the Class Principal Balance (or with respect to clause (A), aggregate Class Principal Balance) of the certificates described in clause (A), (B) and (C) below, as follows:

>   (A)   to the Class A-1, Class A-2 and Class A-3 Certificates, sequentially, in that order, until the Class A-1, Class A-2 and Class A-3 Principal Balances have been reduced to zero;

>   (B)   to the Class A-4 Certificates, until the Class A-4 Principal Balance has been reduced to zero;

>   (C)   to the Class A-5 Certificates, until the Class A-5 Principal Balance has been reduced to zero; and

2. second, sequentially, in the following order of priority:

>   a. first, to the holders of the Class M-1 Certificates, up to the Class M-1 Principal Distribution Amount, until the Class Principal Balance thereof has been reduced to zero;

>   b. second, to the holders of the Class M-2 Certificates, up to the Class M-2 Principal Distribution Amount, until the Class Principal Balance thereof has been reduced to zero;

>   c. third, to the holders of the Class M-3 Certificates, up to the Class M-3 Principal Distribution Amount, until the Class Principal Balance thereof has been reduced to zero;

>   d. fourth, to the holders of the Class M-4 Certificates, up to the Class M-4 Principal Distribution Amount, until the Class Principal Balance thereof has been reduced to zero;

>   e. fifth, to the holders of the Class B-1 Certificates, up to the Class B-1 Principal Distribution Amount, until the Class Principal Balance thereof has been reduced to zero; and

>   f. sixth, to the holders of the Class B-2 Certificates, up to the Class B-2 Principal Distribution Amount, until the Class Principal Balance thereof has been reduced to zero.

Notwithstanding the allocation of principal to the Class A Certificates described above, on and after the Distribution Date on which the aggregate certificate principal balances of the Class M-1, Class M-2, Class



M-3, Class M-4, Class B-1 and Class B-2 Certificates have been or will be reduced to zero, any principal distributions allocated to the Class A Certificates will be allocated, either (a) if a Sequential Trigger Event is not in effect on that Distribution Date, to the Class A Certificates, pro rata, based on their respective Class Principal Balances or (b) if a Sequential Trigger Event is in effect on that Distribution Date, sequentially, first, to the Class A-1, Class A-2 and Class A-3 Certificates, pro rata, until their Class Principal Balances have been reduced to zero, second, to the Class A-4 Certificates, until their Class Principal Balance has been reduced to zero, and, third, to the Class A-5 Certificates, until their Class Principal Balance has been reduced to zero.

<u>Allocation of Net Monthly Excess Cashflow</u>

On each Distribution Date, any Net Monthly Excess Cashflow will be distributed, sequentially, in the following order of priority:

1. first, to the holders of the Offered Certificates, as principal, the Extra Principal Distribution Amount, in the priority described above under "— Principal Distributions", until the Targeted Overcollateralization Amount has been achieved;

2. second, to the holders of the Class M-1 Certificates, their unpaid Accrued Certificate Interest;

3. third, to the holders of the Class M-2 Certificates, their unpaid Accrued Certificate Interest;

4. fourth, to the holders of the Class M-3 Certificates, their unpaid Accrued Certificate Interest;

5. fifth, to the holders of the Class M-4 Certificates, their unpaid Accrued Certificate Interest;

6. sixth, to the holders of the Class B-1 Certificates, their unpaid Accrued Certificate Interest;

7. seventh, to the holders of the Class B-2 Certificates, their unpaid Accrued Certificate Interest;

8. eighth, to the Class A Certificates, and then to the Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Certificates, sequentially in that order, up to the amount of unreimbursed realized losses previously allocated to that class, if any; *provided, however,* that any amounts distributed pursuant to this clause will not cause a further reduction in the class principal balance of any of the Offered Certificates;

9. ninth, to the Class A Certificates, pro rata based on Basis Risk Carry Forward Amount, any Basis Risk Carry Forward Amount for such classes for such Distribution Date;

10. tenth, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Certificates, in that order, up to their respective Basis Risk Carry Forward Amount for such Distribution Date; and

11. eleventh, to the Supplemental Interest Trust, any remaining amount for application as described under "—Allocation of Funds in the Supplemental Interest Trust" below.



<u>Allocation of Funds in the Supplemental Interest Trust</u>

Funds deposited into the Supplemental Interest Trust on each Distribution Date will include:

1. any Net Swap Payments and any Swap Termination Payments owed to the Swap Counterparty and received from the trust pursuant to clause (1) under "— Interest Distributions" above;

2. any Net Swap Payments received from the Swap Counterparty for such Distribution Date; and

3. any Net Monthly Excess Cashflow received from the trust pursuant to clause (11) under "—Allocation of Net Monthly Excess Cashflow" above.

On each Distribution Date, funds in the Supplemental Interest Trust will be distributed, sequentially, in the following order of priority:

1. first, to the Swap Counterparty, any Net Swap Payments and any Swap Termination Payments (other than certain Swap Termination Payments resulting from an event of default by, or certain termination events with respect to, the Swap Counterparty) owed to the Swap Counterparty for such Distribution Date;

2. second, to the Senior Certificates, pro rata, their Accrued Certificate Interest and their unpaid Accrued Certificate Interest, if any, from prior Distribution Dates, to the extent not already paid pursuant to step (2) under "—Interest Distributions" above;

3. third, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Certificates, in that order, their Accrued Certificate Interest, to the extent not already paid pursuant to steps (3) through (8) under "—Interest Distributions" above;

4. fourth, to the holders of the Offered Certificates, as principal, in the priority described above under "—Principal Distributions", until the Targeted Overcollateralization Amount has been achieved, to the extent not already paid pursuant to step (1) under "—Allocation of Net Monthly Excess Cashflow" above;

5. fifth, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Certificates, in that order, their unpaid Accrued Certificate Interest, if any, from prior Distribution Dates, to the extent not already paid pursuant to steps (2) through (7) under "—Allocation of Net Monthly Excess Cashflow" above;

6. sixth, to the Class A Certificates, and then to the Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Certificates, sequentially in that order, up to the amount of unreimbursed realized losses previously allocated to that class, if any, to the extent not already paid pursuant to step (8) under "— Allocation of Net Monthly Excess Cashflow" above; *provided, however,* that any amounts distributed pursuant to this clause will not cause a further reduction in the class principal balance of any of the Offered Certificates;



7. seventh, to the Class A Certificates, pro rata, any Basis Risk Carry Forward Amount for such class for such Distribution Date, to the extent not already paid pursuant to step (9) under "—Allocation of Net Monthly Excess Cashflow" above;

8. eighth, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Certificates, in that order, up to their respective Basis Risk Carry Forward Amount for such Distribution Date, to the extent not already paid pursuant to step (10) under "—Allocation of Net Monthly Excess Cashflow" above;

9. ninth, to the Swap Counterparty, any Swap Termination Payments owed to the Swap Counterparty resulting from an event of default by, or certain termination events with respect to, the Swap Counterparty; and

10. tenth, to the holders of the Class C Certificates.



WaMu Capital Corp.
A Washington Mutual, Inc. Company

EXHIBIT A

GreenPoint Mortgage Funding, Inc.

GreenPoint Mortgage Funding, Inc., a New York corporation ("**GreenPoint**"), is an indirect, wholly-owned subsidiary of Capital One Financial Corporation ("**Capital One**"). Capital One is listed on the New York Stock Exchange under the symbol "COF". GreenPoint was formerly an indirect wholly-owned subsidiary of North Fork Bancorporation, Inc., which was merged into Capital One on December 1, 2006.

GreenPoint is engaged in the mortgage banking business, and as part of that business, originates, acquires, sells and services mortgage loans. GreenPoint originates loans primarily through its wholesale division, which works with a nationwide network of independent mortgage brokers, each of which must be approved by GreenPoint. GreenPoint also originates loans through its retail and correspondent lending divisions. Mortgage loans originated by GreenPoint are secured primarily by one-to-four family residences. GreenPoint's executive offices are located at 100 Wood Hollow Drive, Novato, California, 94945.

GreenPoint has originated residential mortgage loans of substantially the same type as the Mortgage Loans since its formation in October 1999, when it acquired the assets and liabilities of Headlands Mortgage Company.

The following table sets forth, by number and dollar amount of mortgage loans, GreenPoint's residential mortgage loan production for the periods indicated.

Residential Mortgage Loan Production Table

Loan Type	2004	2005	2006	2007 Q1
Alt A and Specialty				
Number of Loans	65,284	67,707	58,917	11,294
Dollar Volume	$14,579,659,658	$19,148,814,451	$18,105,817,619	$3,544,372,390
Percent Adjustable	67%	84%	81%	75%
Percent of Total Dollar Volume	37%	45%	50%	52%
Agency				
Number of Loans	10,975	12,408	11,508	2,910
Dollar Volume	$2,188,737,211	$2,746,779,129	$2,623,218,142	$698,314,790
Percent Adjustable	3%	1%	2%	0%
Percent of Total Dollar Volume	6%	7%	7%	10%
Jumbo				
Number of Loans	53,522	41,614	29,502	4,624
Dollar Volume	$17,667,106,136	$14,899,732,857	$11,073,921,037	$1,849,050,671
Percent Adjustable	84%	74%	76%	64%
Percent of Total Dollar Volume	44%	35%	30%	27%
Heloc and Seconds				
Number of Loans	83,902	82,258	67,566	10,412
Dollar Volume	$5,374,039,738	$5,450,355,355	$4,601,708,216	$703,730,605
Percent Adjustable	97%	95%	79%	67%
Percent of Total Dollar Volume	14%	13%	13%	10%
Number of Loans	213,683	203,987	167,493	29,240
Dollar Volume	$39,809,542,743	$42,245,681,792	$36,404,665,013	$6,795,468,456
Average Loan Amount	$186,302	$207,100	$217,350	$232,403
Non-Purchase Transactions	52%	51%	57%	62%
Adjustable Rate Loans*	75%	76%	74%	63%

* % of total loan production based on dollar volume